UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025.

Commission File Number: 333-253466

Ayr Wellness Inc.

(Exact Name of Registrant as Specified in Charter)

2601 South Bayshore Drive, Suite 900, Miami, FL, 33133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K of Ayr Wellness Inc. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-278161) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AYR WELLNESS INC.
(Registrant)

Date:	September 12, 2025	By:	/s/ Donna Granato
		Name:	Donna Granato
		Title:	Interim Chief Financial Officer

EXHIBIT INDEX

99.1	Interim Financial Statements – March 31, 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations – March 31, 2025
99.3	Certification of Interim Filings – CEO
99.4	Certification of Interim Filings – CFO